Bingham McCutchen LLP
                               150 Federal Street
                                Boston, MA 02110

                                 April 13, 2005


VIA EDGAR
Alison White, Esq.
Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Diversified Investors Strategic Variable Funds
              Registration Statement on Form N-3
              (File Nos. 33-08543 and 811-07717)

              Diversified Investors Variable Funds
              Registration Statement on Form N-4
              (File Nos. 33-73734 and 811-8264)

Dear Ms. White:

         This letter relates to the Diversified Investors Strategic Variable Funds and the Diversified Investors Variable Funds, both separate accounts established by Transamerica Financial Life Insurance Company under New York Insurance Law (the "Registrants"), and follows up on telephone conversations I had with you on Monday and this morning.

         In response to one of your comments on the Registrants' filings made under Rule 485(a)(1) on March 1, 2005, and consistent with our discussions, each of the Registrants filed yesterday, under Rule 485(a)(1), amendments to their respective registration statements to provide the additional disclosure you requested. As we discussed, on behalf of the Registrants, we hereby request that the Staff accelerate the effectiveness of the amendments to April 29, 2005.

         Thank you for your consideration of this request. If there is anything I can do to facilitate or expedite the review process, please let me know. Please call me at (617) 951-8567 with any questions or comments on the filing, or if I can otherwise be of assistance.

                                        Sincerely,

                                        /s/ Paul B. Raymond

                                        Paul B. Raymond

cc:      Robert F. Colby, Esq.
         Roger P. Joseph, Esq.